USA VIDEO INTERACTIVE CORP.

February 27, 2006




06011557

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



For Investor Relations Contact:
Jon Caserta
(877) 425-8347
usvo@blueskyir.com

USVO INCREASES PRIVATE PLACEMENT TO $210,000 US

(Vancouver, BC – February 27, 2006) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), announces that further to its News Release dated January 27th, 2006, whereby the Company announced a $90,000 private placement, the private placement has now been increased to an aggregate of 3,500,000 units in the capital stock of **USA Video** to various investors at a price of $0.06 US ($0.07 Cdn.) per unit for a total of $210,000 US ($245,000 Cdn.). Each unit consists of one common share and one non-transferable share purchase warrant (the "*Warrant*"). Each one Warrant entitles the holder thereof to purchase one additional common share at a price of $0.087 US ($0.10 Cdn.) per share, exercisable for a period of two years from the date of payment for the units. The 3,500,000 common shares to be issued as part of the units and the 3,500,000 common shares that may be issued upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units. Insiders of **USA Video** will be participating in this financing. The issuance of the private placement units is subject to regulatory acceptance.

The private placement proceeds will be utilized for the continued marketing of **USA Video's** Video-on-Demand™ technology, marketing of **USA Video's** patent pending Digital Rights Management (DRM) technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

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